[TELEMIG CELULAR][GRAPHIC OMITTED]


          TELEMIG CELULAR S.A.            TELEMIG CELULAR PARTICIPACOES S.A.
     CNPJ/MF no. 02.320.739/0001-06         CNPJ/MF no. 02.558.118/0001-65
        Publicly Traded Company                 Publicly Traded Company



                                  MATERIAL FACT



As provided for in Law no. 6,404/76, article 157, paragraph 4, and in Instruction no. 358/02, issued by the Security Exchange Commission - CVM, the management of Telemig Celular Participacoes S.A. and Telemig Celular S.A. ("Company") hereby announce that an agreement for the Company to acquire a holding interest in CTBC Celular S.A. from the Algar Group was not reached. The intention to acquire this stake was previously disclosed to the Market through the Material Fact published on August 4, 2003.

Although no agreement was reached, the Company's Management spared no effort to successfully finalize such negotiations in order to secure a holding interest in CTBC Celular S.A.

                          Brasilia, November 13, 2003.


            Joao Cox Neto                       Ricardo Del Guerra Perpetuo
  Chief Financial Officer and Head of       Chief Financial Officer and Head of
          Investor Relations                      Investor Relations
    Telemig Celular Participacoes S.A.           Telemig Celular S.A.